| © 2015 Infinera
Winning Through Disruption in the Transport
Market
June 2015
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject
Company:
Transmode
AB
(Commission File No. 001-33486)

| © 2015 Infinera
with
the
SEC
by
Infinera.
Our
SEC
filings
are
available
on
our
website
at
www.infinera.com
and
the
SEC’s
website
at
www.sec.gov.
We
assume
no obligation to, and do not currently intend to, update any such forward-looking statements.
Safe Harbor
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, any projections of financial information, including statements about revenue growth, the potentially accretive nature of the transaction and similar statements; any statements about market liquidity following the transaction; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights;
and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90% of
Transmode’s outstanding shares, that any other closing conditions are not satisfied, and that the transaction may not close; the risk that
Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships; the risks of competitive responses and shifts in the market; delays in the release of new products; fluctuations in customer demand, changes in industry trends, and changes in the macro economic market. These risks and uncertainties also include those risks and uncertainties discussed in the offer document to be filed with the Swedish Financial Supervisory Authority and in the Registration Statement on
Form S-4 to be filed with the SEC, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera Quarterly Report on
Form 10-Q for the quarter ended March 28, 2015, filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed

| © 2015 Infinera
Redefining what the network will be
•
Scalable optics with Photonic Integrated Circuits (PIC)
•
Automation, convergence & scalability to optical networking
•
Best-in-class global service & support
•
Unmatched reliability
World class quality
Exceptional growth and profitability
Focused on customer success
Industry recognitions
Infinera: A Differentiated Technology Company
Photonic Integrated Circuit
(PIC)
Enabling An Infinite Pool of Intelligent Bandwidth
XTC-4
XTC-10
DTN
Cloud Xpress
DTN-X

Telefónica
bics
f
Rostelecom
CenturyLink
vodafone
colt
Designing The Future
KDDI
COX
TeliaSonera
RELIANCE
Globalcom
TELSTRA
Level(3)
T
NTT Communications
TELECOM
XO
interoute
PACNET
EQUINIX

infinera

| © 2015 Infinera
A Leader in Intelligent Transport Network™ solutions
Two consecutive years of >20% revenue growth
144 customers in 73 countries; 62 DTN-X customers; 7 invoiced CX customers
Diversified customer base across multiple verticals
-
17 Tier 1s globally
-
3 of top 4 Internet Content Providers
-
4 of top 5 NA Cable/MSOs
-
Multiple top Wholesale and Enterprise Carriers
Infinera
–
Global
Business

| © 2015 Infinera
Outpacing Other SP Networking Players
Source: Company public financial records
Revenue Growth: Quarterly Trailing 12 month revenue
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Jun '12
Sep '12
Dec '12
Mar '13
Jun '13
Sep '13
Dec '13
Mar '14
Jun '14
Sep '14
Dec '14
Mar '15
3X Rev
Growth
over CIEN
72%
24%
Infinera enters
100G Long Haul
INFN
TRMO
CIEN
JNPR
CSCO
ADV
ERIC
ALU

| © 2015 Infinera
Infinera Differentiators
PIC-enabled Technology
•
PIC enables scalable, intelligent
functions: SDN, integrated
switching, sliceable bandwidth
•
High capacity applications: Long-
Haul, Metro Cloud, Metro Core
Infinera differentiates due to its technology,
market expansion opportunities and vertically
integrated business model
Vertical Integration
•
Lower cost structure
than competition
•
Supply chain control
New
Products
enable
TAM
Expansion
•
Cloud Xpress now shipping
•
Infinera
Metro
Aggregation
2
half
2015
•
Transmode Metro portfolio expected Q3*
•
Expansion of ~$4.5B existing TAM to
$15B in 2019**
* Subject to deal closing; **Infonetics Q4 2014 Market Forecast
Cloud Xpress
2015
New Metro Agg
Infinera PIC Fab
nd

7 | © 2015 Infinera Disruptive Technology Innovation: The Infinera Way

8 | © 2015 Infinera Moore’s Law-like for Optical Competitors Industry’s only 500G large scale Photonic Integrated Circuit Infinera Uniquely Delivers Massive Scale

| © 2015 Infinera
Taking Photonics to the Next Level
Scalability of PICs with 100G Granularity
Most Bandwidth on a Single
Line Card
Now adapted for the Metro
Optimized 100G
oPIC-100
New!
New!
ePIC-500
Sliceable 500G

| © 2015 Infinera
PIC Leveraged for Disruptive Systems
Intelligent Transport Network
Converge Layers, Network Automation
Own Key Technologies & Processes
400+ patents filed/granted
Purpose-Built Systems
DTN-X
DTN
Cloud Xpress
Switching
ASICs
Intelligent
Software
Photonic Integrated Circuits
500G Super-Channels
Vertically
Integrated

| © 2015 Infinera
Building the Best Transport Solutions
SDN-Virtualized Optical
Packet, OTN & ROADM Switching
Photonic Integration
Scalable Optics
Super-channel Transmission
Photonic Integration as Foundation
Flexible Granular Control
Across Layers
Lean Packet, Digital, Optical
Programmable and Agile
SDN Control
Abstracted, Open APIs

12 | © 2015 Infinera Market Expansion Strategy

| © 2015 Infinera
Transport Becoming Strategic
•
Networks
Simplifying
to New
Model of Cloud Services and
Intelligent Transport
Vision: Enable An Infinite Pool of Intelligent Bandwidth
Poised to take off
•
Scalable Optics and Integrated
Packet-Optical Key for
Simplification
100G Metro
Aggregation
2016
100G
Metro Cloud
2014
100G
Long Haul
2012
Accelerated 100G
uptake & 40G decline
1   to market
with purpose-
built solution
Market Inflections
st

| © 2015 Infinera
Building a Multi-Market Company
•
Cloud Xpress
began
shipping in December 2014
•
Transmode
acquisition offer
announced April 2015*
•
Metro Aggregation product
to be unveiled late 2015
* Deal expected to close in Q3 2015, subject to Transmode shareholder approval
DTN, DTN-X
•
LH/SS
•
Metro
•
Cloud
Long-Haul/
Subsea
Metro
Agg
Metro
Cloud
XTC-10/4
2015 Product
+
Transmode
Cloud Xpress
Builds on 2 consecutive years of 20%+ growth from DTN-X/Long Haul

| © 2015 Infinera
$15B (2019) –
Transport Market
Source: Infonetics Q4 2014 Market Forecast
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
3. Penetrate
LH Core
1. Grow
Cloud
2. Seize
Multi Market Strategy – Horizontal Expansion

| © 2015 Infinera
“The Infinera Intelligent Transport
Network makes it easy for us to rapidly
grow network capacity while keeping
operations simple. Once the equipment
is in place we are able to turn up as
many terabits as we need.”
Niclas Comstedt
Director of Network Engineering
Infinera Selected by Facebook for World's
Longest Terrestrial Multi-Terabit Route
ICP Strength
“The datacenter interconnect market is a
rapidly growing segment for optical network
equipment providers. We expect this market
to reach US$2.4 billion by 2019. Our recent
data show that 2015 is shaping up to be a
very exciting year as metro-optimized 100G
enters the DCI market.”
Ron Kline
Principal Analyst
Infinera #1 DCI Equipment Supplier to
ICPs & CNDCs Worldwide in 2014

| © 2015 Infinera
Mega Data Centers and the DCI Opportunity
Iowa
•
MSFT, FB, GOOG
•
Key Benefits:
1)
Central location to provide
connectivity to North America
2)
Ample Power
3)
Environmental Stability
Top
ICPs
are
building
mega
data
centers
worldwide
•
500,000+ servers
•
Annual power consumption = 2-3
terawatt-hours (TWh)
•
Equivalent annual power to
~177k average US homes
•
A single mega data center could
require 25,000 100G wavelengths
between
data
centers
•
Microsoft expects its network to
require “hundreds of thousands”
of 100G wavelengths over time
Mega Data Center Scale
Northern Europe
•
MSFT, FB, GOOG, AMZN
•
Key Benefits:
1)
“Free” cooling; Facebook
literally leaves its windows open
near Arctic Circle in Sweden
2)
High access to renewable energy
Facebook: Lulea, Sweden
Microsoft: West Des Moines, Iowa
Sources: Microsoft Executive Forum Keynote OFC 2015; Infinera estimates; MSFT & FB websites

18 | © 2015 Infinera Cloud Architecture Drives New Traffic Patterns http://www.facebook.com 930x Network Traffic Distributed Compute Model 1KB HTTP

| © 2015 Infinera
•
Generally available now
•
In customer networks now
Hyper-Scale Density
3X better than current
market leader
Minimal Power
50% better than current
market leader
Simple Operation
Server-like experience
Cloud Xpress – Optimized for the Metro Cloud

20 | © 2015 Infinera Building the End-to-End Portfolio

| © 2015 Infinera
End-to-End Portfolio
Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
* Transmode deal expected to close in Q3 2015, subject to Transmode shareholder approval
Cloud Xpress
DTN-X
XTC4/10
XTC4
2015
Sliceable Photonics
ePIC-500
oPIC-100
Opportunity to Accelerate into Metro Aggregation

| © 2015 Infinera
Infinera + Transmode Opportunity
•
End-to-End
portfolio, $15.3B market*
•
Accelerate
100G market momentum
•
Technology leadership in Photonics, Packet-Optical,
ASICs and Network Management
•
Complementary customers
and geographies
•
Common philosophy of
profitable growth
•
Shared culture and
talent driving product excellence
•
Expected non-GAAP EPS accretive in 2016
Transmode deal expected to close in Q3 2015, subject to Transmode shareholder approval
*Source: Infonetics Q4 2014 Market Forecast for 2019
Culture
Customers
Financials
Technology

| © 2015 Infinera
Potential to Enter Top 5 in WDM
Source: Dell’Oro Optical Report Jan 2015
“INFN+ TRMO” adds together Dell ‘Oro’s projected 2014 revenues for INFN and TRMO
Cross-selling and revenue synergies
create opportunity to go higher
$0.0
$500.0
$1,000.0
$1,500.0
$2,000.0
$2,500.0
Global Metro + LH WDM (2014)

| © 2015 Infinera
Growing Market Opportunity
Sources: 1 -
Dell’Oro 025A-Optical Forecast Tables January 2015;
2 -
ACG WW Optical Forecast, September 2014
Optimized Solutions
Increased Share
Long-Haul
1
Metro Cloud
2
Metro
Aggregation
1
>600km
<200km
<600km
Solution
Extend DTN-X Leadership
with Packet
Cloud Xpress first shipments
in December
Platform: Late 2015
Revenue:
Early 2016
Current
TAM
($M)
$4,825
$193
$5,432
Forecast
2019
TAM
($M)
$5,529
$2,950
$7,515

| © 2015 Infinera
Attractive Growth and Profitability Prospects
Source: Public financial statements; INFN, Cyan, Ciena, MRV are non-GAAP, others as reported in respective year-
end press releases; INFN+TRMO combines 2014 financial results; ALU = Entire business
Adva
MRV
ALU
Cyan
Ciena
INFN +
TRMO
YoY Revenue Growth, %
2014
20
10
0
-10
50
40
30
Gross Margin, %
2014

26 | © 2015 Infinera Differentiated Financial Results

| © 2015 Infinera
Source: Infinera Financial Reporting
Recent 20+% growth
2013: 24%; 2014: 23%; 2015e:21%*
Increasingly Profitable***
2014 Gross Margin = 44.0%
•
Q4 14 = 46.1%
•
Q1 15 = 47.8%
2014 Operating Margin = 8.3%
•
Q4 14 = 11.0%
•
Q1 15 = 12.2%
2014 EPS = $0.38 (diluted)
•
Q4 14 = $0.13 (diluted)
•
Q1 15 = $0.16 (diluted)
Strong Balance Sheet****
Nearly $260 million net cash
CF from Ops (last 4 quarters) = $71 million
Revenue
$668
FY14
$811e*
FY15
$544
FY13
$438
FY12
$405
FY11
2014 vs 2013
23% YoY Growth
~2x Market growth **
Infinera – Financial Performance
*Wall Street consensus as of May 19, 2015 and based on information available to Infinera at that time;  **Dell’Oro Group
2014 Optical Transport Report;  *** These figures are non-GAAP (a reconciliation may be found at www.Infinera.com) ;
****As of end of Q1 2015

| © 2015 Infinera
Margin Growth Opportunity
Margin Drivers
Vertical integration
Footprint vs fill
Instant bandwidth
Deal discipline
Infinera PIC Fab
Long-Haul
Cloud
Xpress
Metro
Aggregation
Expanding Markets Drive Margin Growth

| © 2015 Infinera
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer for shares of Transmode AB will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In connection with the proposed combination of Infinera and Transmode, Infinera will file an offer document with the Swedish
Financial Supervisory Authority and has filed a preliminary prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are
filed
or
furnished,
as
applicable,
with
the
SEC,
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
Copies
of
the
documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at
www.infinera.com
under
the
heading
“SEC
Filings”
in
the
“Company—Investor
Relations”
portion
of
Infinera’s
website.
More
information about the exchange offer, including the formal announcement of the offer and the offer document to be filed with
and
approved
by
the
Swedish
Financial
Supervisory
Authority,
can
be
found
on
www.infinera.se.
Disclaimer

30 | © 2015 Infinera Thank You www.infinera.com